
07007674


SEC MAIL
RECEIVED
PROCESSING
AUG 2 7 2007
WASH. D.C.
186
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24666

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOBEL FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 E. WASHINGTON STREET
(No. and Street)

CARSON CITY	NV	89701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BELMONT M. REID (775) 882-7455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STRONG McPHERSON & COMPANY
(Name – *if individual, state last, first, middle name*)

202 SOUTH PRATT AVENUE - CARSON CITY, NV 89701
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 1 1 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BELMONT M. REID, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOBEL FINANCIAL, INC., as of JUNE 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS



TIA SHOPE
Notary Public - State of Nevada
Appointment Recorded in County of Carson City
04-91193-3
My Appointment Expires Sept. 1, 2008

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 2 7 2007
WASH, D.C.
186
SECTION

JOBEL FINANCIAL, INCORPORATED
STATEMENTS OF FINANCIAL CONDITION
June 30, 2007 and 2006

STRONG McPHERSON & COMPANY

Certified Public Accountants

Members
American Institute of Certified Public Accountants

RENO:
Danny R. Strong, CPA
Edna K. Helmers, CPA

5865 Tyrone Road Suite 102
Reno, NV 89502
Tele. (775) 826-9400
Fax (775) 826-9266

CARSON CITY:
Samuel T. Cook, CPA
Michael L. Williams, CPA

202 South Pratt Avenue
Carson City, NV 89701
Tele. (775) 882-4460
Fax (775) 882-4531

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Jobel Financial, Incorporated

We have audited the accompanying statements of financial condition of Jobel Financial, Incorporated (a Nevada corporation) as of June 30, 2007 and June 30, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of Jobel Financial, Incorporated as of June 30, 2007 and June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Carson City, Nevada
August 17, 2007



danny@strongmcpherson.com
edna@strongmcpherson.com

Website: www.strongmcpherson.com

sam@strongmcpherson.com
mike@strongmcpherson.com

JOBEL FINANCIAL, INCORPORATED
STATEMENTS OF FINANCIAL CONDITION
June 30 2007 and 2006

ASSETS	2007	2006
CURRENT ASSETS		
Cash and cash equivalents	$ 153,155	$ 163,071
Commissions receivables	12,500	9,700
Prepaid corporate income tax	1,200	0
Total current Assets	166,855	172,771
PROPERTY AND EQUIPMENT		
Office equipment	9,330	9,330
Accumulated depreciation	9,330	9,330
Net property and equipment	0	0
Total assets	$ 166,855	$ 172,771

LIABILITIES AND SHAREHOLDERS' EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts payable	$ 1,098	$ 264
Corporate income tax payable	0	457
Payroll taxes payable	2,345	0
Total current liabilities	3,443	721
SHAREHOLDERS' EQUITY		
Common Stock; authorized 2500 shares with no par value; issued and outstanding 1000 shares	37,030	37,030
Retained earnings	126,382	135,020
Total shareholders' equity	163,412	172,050
Total liabilities and shareholders' equity	$ 166,855	$ 172,771

See independent auditors' report and notes to financial statements.

JOBEL FINANCIAL, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
June 30, 2007 and 2006

NOTE A – BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Jobel Financial, Incorporated is a licensed securities broker-dealer but now limits it's sales to the shares of various mutual fund companies. The company is a member of the National Association of Securities Dealers (NASD), a self-regulatory organization within the publicly traded securities industry.

Cash and Cash Equivalents
For the purposes of the statement of cash flows, the company considers cash in operating and money market accounts as cash and cash equivalents.

Property and Equipment/Depreciation
Property and equipment are recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives.

Government and Other Regulations
The company's business is subject to significant regulations by various governmental and self-regulatory organizations. Such regulation includes, among other things, period examinations by these regulatory bodies to determine whether the company is conducting and reporting its operations in accordance with the applicable requirements of the organizations.

Use of Estimates
The presentation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE B – NET CAPITAL REQUIREMENTS

The company is subject to the minimum capital requirements adopted and administrated by the NASD. As of June 30, 2007, the company had adjusted net capital, as defined, of $151,568, which exceeded the NASD requirements by $146,568.

NOTE C – STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

This required statement is not included because the company has never had any liabilities subordinated to claims of creditors.

END